BlackRock New York Municipal 2018 Term Trust

FILE #811-10503

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
6/19/2008	PUERTO RICO ELEC PWR AUTH PWR REV	697,345,000	2,000,000

JPMorgan, Morgan Stanley, Wachovia Capital Markets, LLC, Banc of America Securities LLC, BBVAPR MSD, Goldman, Sachs & Co., Citi, DEPFA First Albany Securities LLC, Eurobank MSD, Lehman Brothers, Loop Capital Markets, Merrill Lynch & Co., Oppenheimer & Co.